Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Joint Proxy Statement/Prospectus of Consolidated Communications Holdings, Inc. and FairPoint Communications, Inc. that is made a part of Amendment No. 1 to the Registration Statement (Form S-4, No. 333-215758) of Consolidated Communications Holdings, Inc. for the registration of 24,269,616 shares of its common stock, and to the incorporation by reference therein of our reports dated February 26, 2016, with respect to the consolidated financial statements of Consolidated Communications Holdings, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Consolidated Communications Holdings, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

St. Louis, Missouri

February 23, 2017